Exhibit 99.1

Grindrod Shipping Holdings Ltd.
Abbreviated Name: GRINSHIP
Registered in Singapore with registration number 201731497H
JSE Share code: GSH
ISIN: SG9999019087
Primary listing on NASDAQ Global Select Market
Secondary listing on the JSE Main Board

VOLUNTARY CONDITIONAL CASH OFFER – DIRECTORS’ DEALINGS IN SECURITIES

Shareholders of Grindrod Shipping Holdings Ltd. (“Company”) are referred to the announcement published by the Company on 12 October 2022 on the Stock Exchange News Service (“SENS”), as well as subsequent announcements on 13 October 2022, 17 October 2022 and 22 November 2022 on SENS, regarding the voluntary conditional cash offer (the “Offer”) made by Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”), for all of the issued ordinary shares (“Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury).

Shareholders are further referred to the announcement of the publication of the offer to purchase containing the full terms and conditions of the Offer (“Offer to Purchase”) together with other related documents, published on SENS on 31 October 2022.

It is confirmed that the Offer to Purchase, the solicitation/recommendation statement on Schedule 14D-9, and the other documents filed with the Securities and Exchange Commission (“SEC”) by the Company are available free of charge on the Company’s website at www.grinshipping.com/investorrelations.

Directors’ Dealings in Securities

The following information is disclosed in compliance with the JSE Limited Listings Requirements that the following directors of the Company have tendered their shares to the Offeror.

Name of Director	No. of direct, beneficial shares tendered	Acceptance of Award Election Opportunity *[1]	Total No. of securities
Mr. Michael John Hankinson (Non-Executive Director and Chairman of the Board)*[3]	16,423	4,166	20,589
Mr. John Peter Herholdt (Non-Executive Director)	9,412	3,333	12,745
Mr. Quah Ban Huat (Non-Executive Director)	9,412	3,333	12,745
Mr. Murray Paul Grindrod *[2] (Non-Executive Director)	49,278	2,023	51,301
Mr. Paul Charles Over (Non-Executive Director)	1,818	2,023	3,841
Mr. Stephen William Griffiths (Executive Director)	79,830	100,668	180,498
Total			281,719
Total value of transactions (at US$26.00 per share)			US$7,324,694

*1: The Award Election Opportunity was made by the Offeror and the Company to the holders of outstanding forfeitable share awards which are unvested but remain unsettled under the Company’s 2018 Forfeitable Share Plan.

*2: Mr. Murray Paul Grindrod has indirect shareholdings of 1,424,853 (total value of transaction US$37,046,178) which were also tendered to the Offeror (held by Grindrod Investments Pty Ltd and his spouse).

*3: Mr Michael John Hankinson has indirect shareholdings of 200 (total value of transaction US$5,200) which were also tendered to the Offeror (held by his spouse).

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Forward-Looking Statements

This announcement contains forward-looking statements relating to a voluntary conditional cash offer by the Offeror to acquire all of the Shares (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s, or TMI’s and the Offeror's, as applicable, current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions to closing of the Offer in the anticipated timeframe or at all, including uncertainties as to whether and how many of the Company’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror nor the Company undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations and/or any other regulatory or supervisory body or agency.

Important Information

This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that TMI and the Offeror filed, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company filed, with the SEC on 28 October 2022. Any solicitation and offer to buy Shares of the Company is only being made pursuant to the Offer to Purchase and related tender offer materials. The Tender Offer Statement, including the offer to purchase and certain other offer documents (as they may be updated and amended from time to time), and the Solicitation/Recommendation Statement on Schedule 14D-9 contain important information. Any holders of Shares are urged to read these documents carefully because they contain important information that holders of Shares should consider before making any decision with respect to the tender offer. The offer to purchase and the solicitation/recommendation statement and other filings related to the offer are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI and/or the Offeror are available free of charge on TMI’s website at www.taylormaritimeinvestments.com/investor-centre/shareholder-information/. Copies of the Offer to Purchase, the solicitation/recommendation statement on Schedule 14D-9 and the other documents filed with the SEC by the Company are available free of charge on the Company’s website at www.grinshipping.com/investorrelations. In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the offer, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor New York, NY 10104 and by telephone at (866) 695-6078 (toll-free).

Offer Jurisdictions

The Offer under the Offer to Purchase is part of a single offer that is being made on the same terms in the United States, Singapore, South Africa and other jurisdictions where the Offer may be legally extended.

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Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly. Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

Company Contact:
Stephen Griffiths
Interim CEO / CFO
Grindrod Shipping Holdings Ltd.
200 Cantonment Road, #03-01 Southpoint
Singapore, 089763
Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Investor Relations / Media Contact:
Nicolas Bornozis / Paul Lampoutis
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526
Email: grindrod@capitallink.com

By Order of the Board

23 November 2022

Sponsor: Grindrod Bank Limited

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